Exhibit 10.2

401(k) Plan
Attachment A
Page 1 of 9

CLECO POWER LLC
401(k) SAVINGS AND INVESTMENT PLAN
(As Amended and Restated Effective October 1, 2005)

AMENDMENT NUMBER 3

WHEREAS, Cleco Power LLC sponsors the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan"), which was originally established effective as of January 1, 1985; and

WHEREAS, the Plan most recently was amended and restated effective October 1, 2005; and

WHEREAS, Cleco Power LLC desires to amend the Plan to provide enhanced benefits to participants who were hired or rehired on or after August 1, 2007 and who are not eligible for and will not accrue benefits under the Cleco Corporation Pension Plan.

NOW, THEREFORE, the Plan is amended effective as of August 1, 2007, in the following respects:

1.   **Contribution.** Section 1.13 is amended to read as follows:

        1.13   Contribution: Any amount contributed to the Trust Fund pursuant to the provisions of this Plan by the Employer or by a Participant from his Compensation, including ESOP Contributions, Employer Matching Contributions, Pre-Tax Basic Contributions, Pre-Tax Excess Contributions, and Non-Elective Contributions.

2.   **Employment Commencement Date.** Article I is amended by adding new Section 1.19A to read as follows:

        1.19A Employment Commencement Date: the date on which the Employee first performs an Hour of Service (within the meaning of Section 1.28(a)) for the Employer or an Affiliate.

3.   **Enhanced Participant.** Article I is amended by adding new Section 1.19B to read as follows:

1.19B Enhanced Participant: A Participant whom the Employer classifies as having:

(a)   commenced employment with the Employer on or after August 1, 2007, or

(b)   again commenced employment with the Employer (i.e., a rehired Employee) on or after August 1, 2007.

For this purpose, an individual does not commence employment with the Employer merely because the individual has received an offer of employment or has accepted that offer.

4.   Hour of Service. Section 1.28 is amended by adding the following paragraph at the end of that section:

If an Employee is absent from his employment with the Employer for any period because of (1) a pregnancy, (2) the birth of a child, (3) the placement of a child in connection with an adoption, or (4) the caring for a child during the period immediately following such birth or placement, such Employee will be credited with sufficient days of Service (not in excess of 91 days of Service in any Vesting Computation Period) so that a 1-Year Period of Severance does not occur in either the Vesting Computation Period in which such absence begins (if credit is required to preclude a 1-Year Period of Severance in such Vesting Computation Period) or in the immediately following Vesting Computation Period (if days of Service were not awarded in the preceding Vesting Computation Period). For purposes of computing days of Service credited under this paragraph, an Employee shall be credited with (i) days of Service that would otherwise be credited to such Employee without regard to the absence, or (ii) one day of Service for each day of the absence. The Plan Administrator, in its sole discretion, may require evidence that the absence is because of a reason enumerated in this paragraph and evidence as to the duration of the absence.

5.   Non-Elective Contribution. Article I is amended by adding a new Section 1.34A to read as follows:

1.34A Non-Elective Contribution: Any amount the Employer contributes to the Trust Fund pursuant to Section 4.1(e).

6. **1-Year Period of Severance.** Article I is amended by adding a new Section 1.34B to read as follows:

1.34B 1-Year Period of Severance: A 12-consecutive-month period beginning on the Employee's Severance from Service Date and ending on the first anniversary of the Employee's Severance from Service Date, provided during such 12-consecutive-month period the Employee does not perform an Hour of Service (within the meaning of Section 1.28(a)) for an Employer or an Affiliate.

7. **Period of Service.** Article I is amended by adding a new Section 1.35A to read as follows:

1.35A Period of Service: A period of Service beginning on the Employee's Employment Commencement Date or Reemployment Commencement Date, whichever is applicable, and ending on the Employee's Severance from Service Date.

(a)   An Employee is credited with the period of time during any absence from Service (other than for reason of a quit, retirement, discharge, or death) that is 12 months or less.

(b)   If an Employee Severs from Service as a result of quit, discharge, or retirement and the Employee then performs an Hour of Service (within the meaning of Section 1.28(a)) within 12 months of the Severance from Service Date, the Period of Severance will be taken into account in computing the Employee's Period of Service.

(c)   If an Employee is absent from Service for any reason other than quit, discharge, retirement, or death and during the absence a quit, discharge, or retirement occurs, the Plan will take into account the period of time between the Severance from Service Date (i.e., the date of quit, discharge, or retirement) and the first anniversary of the date on which the Employee was first absent, if the Employee performs an Hour of Service (within the meaning of Section 1.28(a)) within 12 months of the Severance from Service Date.

An Employee whose Employment Commencement Date was before August 1, 2007 will be credited with service in a manner consistent with 26 C.F.R. §1.410(a)-7(f)(1)(i).

8.   Period of Severance. Article I is amended by adding a new Section 1.35B to read as follows:

1.35B <u>Period of Severance</u>: The period of time beginning on the Severance from Service Date and ending on the date on which the Employee again performs an Hour of Service (within the meaning of Section 1.28(a)) for an Employer or an Affiliate.

9.   Reemployment Commencement Date. Article I is amended by adding a new Section 1.39A to read as follows:

1.39A <u>Reemployment Commencement Date</u>: The first date following a period of Severance from Service that is not required to be taken into account under the service spanning rules in Section 1.35A(a) to (c), on which the Employee performs an Hour of Service (within the meaning of Section 1.28(a)) for the Employer or an Affiliate.

10.   Severance from Service. Article I is amended by adding a new Section 1.44A to read as follows:

1.44A <u>Severance from Service, Severs from Service, and the Severance from Service Date</u>: The earlier of:

(a)   The date on which an Employee quits, retires, is discharged or dies; or

(b)   The first anniversary of the first date of a period in which an Employee remains absent from Service (with or without pay) with the Employer for any reason other than quit, retirement, discharge, or death, such as vacation, holiday, sickness, disability, leave of absence, or layoff.

11.   Vested Percentage. Article I is amended by adding new Section 1.50A to read as follows:

1.50A <u>Vested Percentage</u>:   The percentage determined based on the Participant's years of Vesting Service according to the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

12.   Vested Computation Period. Section 1.51 is amended to read as follows:

1.51   <u>Vesting Computation Period</u>: Before August 1, 2007, the Vesting Computation Period was the twelve (12) consecutive month period beginning January 1 and ending the following December 31. Effective August 1, 2007, the Vesting Computation Period is the one year period beginning on the date the Employee initially was credited with an Hour of Service and anniversaries of that date. An Employee will receive two years of Vesting Service if the Employee earns a year of Vesting Service in the 2007 Plan Year based on the rules in effect before August 1, 2007, and a year of Vesting Service during the year that began on the date within the 2007 Plan Year on which the Employee initially was credited with an Hour of Service or anniversaries of that date based on the rules effective August 1, 2007.

13.   Vesting Service. Section 3.6 is amended to read as follows:

3.6   <u>Vesting Service</u>: Before August 1, 2007, a Participant was credited with one (1) and only one (1) year of Vesting Service for each Vesting Computation Period in which such Participant completed at least 1,000 Hours of Service for an Employer or an Affiliate. A Participant was not credited with a year of Vesting Service with respect to a Vesting Computation Period if the Participant completed fewer than 1,000 Hours of Service for the Employer or an Affiliate during such Vesting Computation Period. Effective August 1, 2007, an Employee is credited with a number of years of Vesting Service equal to at least the number of whole years of the Employee's Period of Service, whether or not such Periods of Service were completed consecutively. To determine the number of whole years of an Employee's Period of Service, non-successive Periods of Service are aggregated. Less than whole year Periods of Service (whether or not consecutive) are aggregated on the basis that 365 days of Service equal a whole year of Vesting Service.

14. **Break in Service.** Section 3.7 is amended to replace "Vesting Computation Period" with "Plan Year" each place "Vesting Computation Period" appears.

15. **Vesting on Reemployment.** Section 3.8(b) is deleted and replaced with the following:

(b) Vesting: The rules in this Section 3.8(b) apply in addition to the service spanning rules in Section 1.35A(a) to (c). If a Participant had a prior Severance from Employment *with* entitlement to a distribution under any provision of Article VI from any of his Accounts, any Vesting Service attributable to his prior period of employment shall be reinstated as of his Reemployment Commencement Date and his Accounts shall be restored, less any distributions therefrom to the Participant. If a Participant had a prior Severance from Employment *without* entitlement to a distribution under Article VI from any of his Accounts, any Vesting Service attributable to his prior period of employment shall be reinstated as of his Reemployment Commencement Date, and his Accounts shall be restored.

16. **Contributions to Fund Match.** The *first* sentence of Section 4.1(b) is deleted and replaced with the following:

(b) Additional Contributions to Fund Match. The Employer may also make Employer Matching Contributions to Participants' ESOP Accounts (subject to adjustments for forfeitures and limitations on annual additions as specified elsewhere in the Plan) in cash and/or in the form of Company Stock.

(i) Amount. The Employer in its sole discretion shall determine the amount of such Employer Matching Contributions for any particular Plan Year or time period within a Plan Year. The Employer may in its discretion choose to make Employer Matching Contributions only for Enhanced Participants, only for Participants other than Enhanced Participants, or for both in the same or in different amounts. For each such Plan Year or time period within a Plan Year, the Employer shall designate how much of its contribution is for Enhanced Participants and how much is for Participants other than Enhanced Participants.

(ii)   Time. The Employer shall make each contribution pursuant to Section 4.1(b)(i) to the Trust Fund at such time as the Employer determines. The Employer may make contributions for Enhanced Participants at different times than for Participants other than Enhanced Participants. The Employer may make more than one contribution for the same time period.

(iii)   Allocation. Such Employer Matching Contributions shall be allocated in the manner specified in Section 5.3(c).

17.   Non-Elective Contributions. Section 4.1 is amended to add a new subsection (e) to read as follows:

(e)   Non-Elective Contributions: The Employer may also make Non-Elective Contributions to Enhanced Participants' ESOP Accounts (subject to adjustments for forfeitures and limitations on annual additions as specified elsewhere in the Plan) in cash and/or in the form of Company Stock. For any particular Plan Year or time period with a Plan Year, the Employer in its sole discretion shall determine the amount of such Non-Elective Contributions. The Employer shall make such contribution to the Trust Fund for any particular Plan Year or time period with a Plan Year at such time as the Employer determines. The Employer may make more than one contribution for the same time period. Such Non-Elective Contributions shall be allocated in the manner specified in Section 5.3(c).

18.   Allocation to Accounts. Section 5.3(c) is amended to read as follows:

(c)   Allocation: The amount credited under Section 5.3(b)(i) and (iii) and any cash and/or Company Stock the Employer contributes pursuant to Section 4.1(b) for the Plan Year or time period within the Plan Year in question shall be allocated separately to Enhanced Participants and to Participants other than Enhanced Participants based on how the Employer designated such contribution pursuant to Section 4.1(b). Such contributions shall be allocated to each Participant within the group in question in the ratio that such Participant's Pre-Tax Basic Contribution for the Plan Year or time period within the Plan Year in question bears to the total Pre-Tax Basic

Contributions of all Participants in the group in question for the Plan Year or time period within the Plan Year in question in an amount not to exceed:

  (i)   66⅔% of the total of the Pre-Tax Basic Contributions of each Participant other than an Enhanced Participant for the Plan Year or time period within the Plan Year in question, and

  (ii)   100% of the total of each Enhanced Participant's Pre-Tax Basic Contributions for the Plan Year or time period within the Plan Year in question.

Any amount the Employer contributes pursuant to Section 4.1(e) and any amount not allocated pursuant to the preceding sentence for the Plan Year or time period within the Plan Year in question shall be allocated to each Enhanced Participant who is both (1) employed by the Employer or an Affiliate on the last day of the Plan Year for which the contribution was made, and (2) credited with a year of Vesting Service for the Plan Year for which the contribution was made. Such contribution shall be allocated among each such Enhanced Participant in the proportion that such Enhanced Participant's Compensation for the Plan Year or time period within the Plan Year in question bears to the Compensation of all such Enhanced Participants for the Plan Year or time period within the Plan Year in question. It is contemplated that, from time to time, a tentative allocation from the Stock Suspense Account may be made over the course of the Plan Year; however, the final allocation from the Stock Suspense Account shall take place only on the Annual Valuation Date. No Participant shall be entitled to claim any right, title or interest in amounts tentatively allocated from the Stock Suspense Account until the final allocation has taken place.

19. **Termination.** Section 6.1 is amended to read as follows:

  6.1   Termination of Service: If any Participant Severs from Service for any reason other than disability, Retirement on or after Retirement Date, or death, such Participant shall, subject to the further provisions of the Plan, be entitled to receive:

  (a)   100% of the value in his Pre-Tax Contribution Account, After-Tax Contribution Account, Rollover Account, Employer Matching Contribution Account, and ESOP Account (other than the portion of the Participant's ESOP Account that is attributable to Non-Elective Contributions), and

      (b)   The Participant's Vested Percentage of the value in his ESOP Account that is attributable to Non-Elective Contributions.

The non-vested balance of a Participant's Accounts shall be forfeited on the earlier of:

      (i)   The distribution of the entire vested benefit of the Participant, or

      (ii)   The last day of the Plan Year in which the Participant incurs five consecutive 1-Year Periods of Severance.

For purposes of paragraph (i) above, if a Participant has a Severance from Employment and his vested benefit under the Plan is zero, such Participant shall be deemed to have received a distribution of his vested benefit under the Plan on his incurring a 1-Year Period of Severance.

20.   **Loans.** The *first* sentence of Section 7.5 is amended to read as follows:

7.5   Loans: Any Participant who is a "party in interest" (as defined in Section 3(14) of ERISA) (hereinafter "Borrower") may make application to the Committee (according to administrative procedures the Committee establishes) to borrow from his Accounts (other than the portion of his ESOP Account that is attributable to Non-Elective Contributions), and the Committee in its sole discretion may permit such a loan.

      IN WITNESS WHEREOF, Cleco Power LLC has executed this amendment this 8th day of   October   2007.

                                        CLECO POWER LLC

                                        By: /s/ Kathleen F. Nolen
                                            Kathleen F. Nolen
                                            Senior Vice President, CFO &
                                            Treasurer